UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
PEROT SYSTEMS CORPORATION
(Name of Subject Company (Issuer))
DII – HOLDINGS INC.
(Offeror)
an indirect, wholly-owned subsidiary of
DELL INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
Lawrence P. Tu
Senior Vice President and General Counsel
One Dell Way
Round Rock, Texas 78682
Phone (800) 289-3355
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700	William R. Volk Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, Texas 78746 (512) 542-8400
CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$4,117,123,260	$229,735.48

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $30.00 cash per share an aggregate of (i) 121,322,396 outstanding shares of Class A Common Stock of Perot Systems Corporation; and (ii) 15,915,046 shares of Class A Common Stock of Perot Systems Corporation that were subject to and reserved for issuance with respect to all outstanding options, restricted stock units or stock appreciation rights settleable in Class A Common Stock, in each case as provided by Perot Systems Corporation as of September 17, 2009, the most recent practicable date.

(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $229,735.48	Filing Party: Dell Inc. and DII – Holdings Inc.
Form of Registration No.: Schedule TO-T	Date Filed: October 2, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
EX-99.(A)(5)(D)

     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on October 2, 2009 by (i) DII – Holdings Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), and (ii) Dell. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of Perot Systems Corporation, a Delaware corporation (“Perot Systems”), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 2009 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment is being filed on behalf of the Purchaser and Dell.
Item 11. Additional Information.
     Item 11 (a)(5) of the Schedule TO is hereby amended and supplemented by replacing “None.” with the following paragraph:
     “On October 5, 2009, a lawsuit related to the Offer and the Merger was filed in the District Court of the State of Texas, County of Dallas, The Booth Family Trust v. Perot Systems Corporation, et al. (Cause No. 09-13538). The action is brought by The Booth Family Trust, which claims to be a stockholder of Perot Systems, on its own behalf and on behalf of all others similarly situated, and seeks certification as a class action on behalf of all Perot Systems’ stockholders, except the defendants and their affiliates. The lawsuit names Perot Systems, each of Perot Systems’ directors and Dell as defendants. The lawsuit alleges, among other things, that Perot Systems’ directors breached their fiduciary duties by (i) failing to maximize shareholder value; (ii) securing benefits for certain officers and directors of Perot Systems in the Merger at the expense of Perot Systems’ public shareholders; (iii) discouraging and/or inhibiting alternative offers to purchase control of the corporation or its assets; and (iv) failing to provide to Perot Systems’ shareholders material information so that they can make an informed decision as to whether to tender their shares. The lawsuit alleges that, as a result of the foregoing, the Offer and the Merger are the result of an unfair process resulting in an unfair price of $30.00 per share. In addition, the lawsuit alleges that Perot Systems and Dell aided and abetted such alleged breaches of fiduciary duties by Perot Systems’ directors. Based on these allegations, the lawsuit seeks, among other relief, injunctive relief enjoining the defendants from consummating the Offer and the Merger. It also purports to seek recovery of the costs of the action, including reasonable attorney’s fees. A copy of the Complaint is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(D)	Complaint captioned The Booth Family Trust v. Perot Systems Corporation, et al., filed on October 5, 2009, in the District Court of the State of Texas, County of Dallas.”

SIGNATURE
     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Assistant Secretary

DII – HOLDINGS INC.
By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Assistant Secretary

Date: October 8, 2009

Exhibit	Exhibit Name

(a)(5)(D)	Complaint captioned The Booth Family Trust v. Perot Systems Corporation, et al., filed on October 5, 2009, in the District Court of the State of Texas, County of Dallas.